VIA EDGAR

December 30, 2015

William H. Thompson Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Fincera Inc. Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 30, 2015 File No. 1-34477

Dear Mr. Thompson:

Fincera Inc., a Cayman Islands exempted company (the “Company”), hereby provides responses to comments issued on December 3, 2015 regarding the Company’s Annual Report on Form 20-F (the “2014 Annual Report”) and addressed to Mr. Jason Wang (the “Staff’s Letter”).

The Company is filing an amendment to the 2014 Annual Report to address comments 1, 5 and 6 and will address comments 2, 3 and 4 in its future filings.

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27th Floor Kai Yuan Center No. 5 East Main Street Shijiazhuang, 050011, P.R.C. Tel: +86 311 8382 7688	4445 Eastgate Mall Suite 200 San Diego, CA 92122 Tel: (858) 997-0680 Fax: (858) 430-2553
www.fincera.net

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Contractual Payment Obligations, page 51

1.	Please tell us your consideration of including estimated interest payments on outstanding borrowings and payables. Because the table is aimed at increasing transparency of cash flow, we believe you should consider including interest in the table. If you choose not to include these payments, please consider providing information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.:

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and has amended the filing to include a narrative disclosure of estimated future interest payments on page 14, as follows:

At December 31, 2014, the Company had estimated future interest payments related to short-term borrowings, long-term borrowings and long-term payables of $6,975, estimated future interest payments related to accounts payable, related parties of $1,027, and estimated future interest payments related to due to affiliates of $239.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19 – Segment Reporting, page 132

2.	You disclose that you measure segment income as income from operations less depreciation and amortization. However, it appears that the segment income (loss) measure reported includes interest income and depreciation. Please advise.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and that the table includes interest income and depreciation and amortization in the calculation of segment income. The Company proposes to include a table that more clearly shows the calculation of segment income in future filings. Please note that beginning in Q2 2015, the Company’s definition of segment income changed to gross profit less interest expenses; this change is mainly caused by the gradual transition from traditional commercial vehicle leases to internet finance. Therefore, the tables that would appear in future filings for the years ended December 31, 2014 and December 31, 2013 are shown below.

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Year ended December 31, 2014

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet –based business	Office Leasing	Total

Segment Revenues	$808,401	110	$4,937	$813,448
Cost of Sales	$723,316	—	$2,532	$725,848
Gross Profit	$85,085	110	$2,405	$87,600
Interest expense	$22,627	—	$128	$22,755
Segment income	$62,458	110	$2,277	$64,845

Year ended December 31, 2013

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet –based business	Office Leasing	Total

Segment Revenues	$657,627	—	$501	$658,128
Cost of Sales	$583,273	—	$1,360	$584,633
Gross Profit	$74,354	—	$(859)	$73,495
Interest expense	$9,597	—	$—	$9,597
Segment income	$64,757	—	$(859)	$63,898

3.	We note that interest from direct financing and sales-type leases, membership fees, management servicing fees, upfront service fees, interest from value added services and interest on K-Lend loans are included in finance revenue. We also note that insurance and other revenues include commissions and agency fees, penalty income, and K-Pay transaction fees. Please tell us and disclose in future filings revenues from each product and service for each year presented. Please refer to ASC 280-10-50-40.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will include the appropriate disclosures in future filings by providing total revenue for each of the following material revenue groups for each of the presented periods. For example, the disclosures that would appear in future filings for the years ended December 31, 2014 and December 31, 2013 is as follows:

Revenues from the Company’s products and services are primarily classified as commercial vehicles, finance, insurance and service, and property lease and management revenue. Given the numerous types of revenue included, the following shows a further breakdown of “Finance Revenue” and “Insurance and Services Revenue”.

For Finance Revenue:

•	Group 1: Interest from direct financing and sales-type leases.

•	Group 2: Interest on CeraVest loans.

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•	Group 3: Other financing revenue from direct financing and sales-type leases including membership fees, management servicing fees, upfront service fees, and interest from value added services.

For Insurance and Services Revenue:

•	Group 1: Insurance commission and agency fees.

•	Group 2: Penalty income.

•	Group 3: CeraPay transaction fees.

	2013	2014
Finance Revenue:
Group 1	$43,256	$53,027
Group 2	-	110
Group 3	129	1,164
Total Finance Revenue	$43,385	$54,301

Insurance and services Revenue:
Group 1	$20,329	$17,793
Group 2	1	-
Group 3	-	272
Total Insurance and services Revenue	$20,330	$18,065

4.	In future filings, please disclose segment information for each year presented.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and will include the appropriate disclosures in future filings.

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Exhibit 13

5.	The certification incorrectly refers to the Annual Report on Form 20-F for the year ended December 31, 2013 rather than the year ended December 31, 2014. Please amend the filing to include a certification referring to the correct year-end.

COMPANY RESPONSE: The certification has been revised and refiled to correctly refer the 2014 Annual Report.

Exhibit 15.1

6.	The consent incorrectly refers to reports dated April 30, 2014 rather than April 30, 2015. Please amend the filing to file a consent referring the correct report dates.

COMPANY RESPONSE: The consent has been revised and refiled to correctly refer to the report of the Company’s auditors dated April 30, 2015.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me via e-mail at jcwang@fincera.net or by telephone at (858) 997-0680.

Sincerely,

/s/ Jason Wang
Jason Wang
Fincera Inc.

cc:	Giovanni Caruso
Loeb & Loeb LLP
gcaruso@loeb.com
(212) 407-4866

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